Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma condensed combined financial information”) is provided for illustrative purposes only and should not be considered an indication of the results of operations or financial position of Zegna following the Business Combination.

The following unaudited pro forma condensed combined statement of financial position as June 30, 2021 combines the historical statement of financial position of IIAC as of June 30, 2021 with the historical consolidated statement of financial position of Zegna as of June 30, 2021, giving pro forma effect to the Business Combination and the PIPE Financing, as if they had occurred as of June 30, 2021.

The following unaudited pro forma condensed combined statement of profit and loss for the six months ended June 30, 2021 combines the historical statement of operations of IIAC for the six months ended June 30, 2021, and the historical consolidated statements of operations of Zegna for six months ended June 30, 2021, giving pro forma effect to the Business Combination and the PIPE Financing as if they had occurred on January 1, 2020, the beginning of the earliest period presented in this document.

The following unaudited pro forma condensed combined statement of profit and loss for the year ended December 31, 2020 combines the historical statement of operations of IIAC for the year ended December 31, 2020, and the historical consolidated statements of operations of Zegna for year ended December 31, 2020, giving pro forma effect to the Business Combination and the PIPE Financing as if they had occurred on January 1, 2020, the beginning of the earliest period presented in this document.

The unaudited pro forma condensed combined financial statements have been derived from:

•

the IIAC Annual Financial Statements and the IIAC unaudited condensed financial statements as of June 30, 2021, and for the three and six months ended June 30, 2021 as filed on Form 10-Q/A on November 23, 2021; and

•

the Zegna Annual Consolidated Financial Statements and the Zegna Semi-Annual Unaudited Condensed Consolidated Financial Statements included in the Proxy Statement/Prospectus and incorporated herein by reference.

This information should be read together with the consolidated financial statements of Zegna as of and for the year ended December 31, 2020 and its related notes and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and its related notes and the consolidated financial statements of IIAC as of and for the year ended December 31, 2020 and its related notes and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and its related notes, “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Proxy Statement/Prospectus or as filed on Form 10-Q/A on November 23, 2021, as applicable.

References to the “Combined Company” in this section “Unaudited Pro Forma Condensed Combined Financial Information” are to Zegna following the consummation of the transactions contemplated by the Business Combination Agreement.

Description of the Business Combination

On December 17, 2021 (the “Closing Date”), Zegna closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, by and among IIAC, Zegna and Zegna Merger Sub. On the Closing Date (i) Zegna transferred its legal seat from Italy to the Netherlands and became a Dutch public limited company and (ii) Zegna Merger Sub merged with and into IIAC, with IIAC as the surviving company in the Merger. The Zegna Shareholders hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in the PIPE Financing).

Zegna and IIAC entered into certain PIPE Subscription Agreements, each dated July 18, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors agreed to subscribe an aggregate of 25,000,000 Ordinary Shares on the Closing Date for an aggregate purchase price of $250,000,000 (approximately €210,600,000). The PIPE Financing closed concurrently with the Closing.

On December 3, 2021 Zegna entered into Redemption Offset Agreements with the Offset PIPE Investors pursuant to which the Offset PIPE Investors agreed to subscribe for Ordinary Shares at the Closing to offset redemptions of Class A Shares by IIAC public shareholders up to a certain level if the redemptions exceeded the Redemption Threshold Amount (as defined in each Redemption Offset Agreement). On December 16, 2021, the Offset PIPE Investors agreed to subscribe an aggregate of 12,500,000 Ordinary Shares on the Closing Date for an aggregate purchase price of $125,000,000 (approximately €110,500,000). The Offset PIPE Financing closed concurrently with the Closing.

For more information on the Business Combination, please see the section entitled “The Business Combination Agreement and Ancillary Documents” in the Proxy Statement/Prospectus.

In connection with the consummation of the Business Combination, Zegna, the Sponsor, the IIAC Initial Shareholders and the Zegna Shareholders entered into the Lock-Up Agreements. See “The Business Combination Agreement and Ancillary Documents—Lock-up Agreements” in the Proxy Statement/Prospectus.

Accounting for the Business Combination

The Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, IIAC is treated as the “acquired” company for financial reporting purposes, and the Company is the accounting “acquirer”. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of the Company issuing shares for the net assets of IIAC, accompanied by a recapitalization. The net assets of IIAC are stated at historical cost, with no goodwill or other intangible assets recorded.

The Company has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	Zegna’s shareholders hold a majority of the voting power of the Combined Company;

•	Zegna’s operations substantially comprise the ongoing operations of the Combined Company;

•	Zegna’s designees comprise the majority of the governing body of the Combined Company;

•	Zegna’s senior management is the senior management of the Combined Company; and

•	Zegna is the larger entity, in terms of substantive operations and employee base.

It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, hence the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of the Company equity instruments deemed issued to IIAC shareholders, over the fair value of identifiable net assets of IIAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred.

Basis of Presentation

The Zegna Annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Euro. The Zegna unaudited condensed consolidated financial Statements as of June 30, 2021 have been prepared in accordance with IAS 34, Interim Financial Reporting. The IIAC Annual Financial Statements have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. Dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, Zegna, and the historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 3 – IFRS Policy and Presentation Alignment). For purposes of preparing this presentation, the historical statement of financial position of IIAC has been translated into Euros at the rate in effect on June 30, 2021 of $1.00 to €0.8415, the historical statement of operations of IIAC for the six months ended June 30, 2021 has been translated into Euros using the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8297 and the historical statement of operations of IIAC for the year ended December 31, 2020 has been translated into Euros using the average exchange rate for the period from September 7, 2020 (inception) through

December 31, 2020 of $1.00 to €0.8410. The unaudited pro forma condensed combined financial information is presented in thousands and the footnote figures are presented in millions.

In anticipation of the transactions contemplated by the Business Combination Agreement, IIAC entered into a deal-contingent foreign exchange forward transaction (the “IIAC Deal-Contingent Forward”) with Goldman Sachs International pursuant to which IIAC was required to deliver a specified amount of U.S. Dollars in exchange for €305,000,000 contemporaneously with the Closing. Subject to certain customary exceptions, if the Closing had not occurred by April 18, 2022, IIAC would have had no liability to Goldman Sachs International. Under the IIAC Deal-Contingent Forward, the foreign currency exchange rate to be paid as of the Closing Date was $1.19309 per €1.00. This rate has been applied to convert certain transaction expenses estimated to be paid or incurred in connection with the deal as presented and described in the unaudited condensed combined pro forma financial statements.

In anticipation of the transactions contemplated by the Business Combination Agreement, on November 3, 2021 Zegna acquired a deal-contingent option (the “Deal-Contingent Option”) from a bank counterparty pursuant to which Zegna had the right, but not the obligation, to exchange $130 million for Euros at an exchange rate of $1.19 per Euro, contingent on the Closing of the Business Combination. The Deal-Contingent Option was set to expire on January 14, 2022. The Deal-Contingent Option was intended to hedge currency risk for the distribution of Euros by locking in the strike exchange rate of $1.19 per Euro. Zegna paid a deal-contingent premium to acquire the option because the Closing occurred; however, because the Deal-Contingent Option was out of the money on the Closing Date, the option was not exercised.

In anticipation of the transactions contemplated by the Business Combination Agreement, Zegna entered into a deal-contingent foreign exchange forward transaction (the “Zegna Deal-Contingent Forward”) with BNP Paribas pursuant to which Zegna was required to deliver a specified amount of Euros in exchange for $130,000,000 contemporaneously with the Closing. Under the Zegna Deal-Contingent Forward, the foreign currency exchange rate to be paid as of the Closing Date was $1.1314 per €1.00. This rate has been applied to convert certain transaction expenses estimated to be paid or incurred in connection with the deal as presented and described in the unaudited condensed combined pro forma financial statements.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the Combined Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Zegna has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination and the PIPE Financing.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Business Combination been completed as of the date presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Company following the Business Combination. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company at the Closing Date of the Business Combination. The financial results may have been different had the companies been combined for the referenced period. Zegna and IIAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Zegna believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented

The following table summarizes the number of Ordinary Shares outstanding at Closing Date (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding):

	Ownership in Voting Shares	% Voting Shares Outstanding
Zegna Shareholders (1)(2)	155,400,000	65.5%
IIAC Public Shareholders	16,881,159	7.1%
FPA Purchaser (3)	27,531,250	11.6%
PIPE Investors	25,000,000	10.5%
Offset PIPE Investors	12,500,000	5.3%

	237,312,409	100.0%

(1)	Excludes shares to be issues to certain Zegna Shareholders in connection with the PIPE Financing.
(2)	Includes the Share Repurchase, whereby Zegna repurchased 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
(3)

Includes shares issued to the FPA Purchaser and to the other IIAC Initial Shareholders but excludes (i) shares issued to them in connection with the PIPE Financing and the Offset PIPE Financing and (ii) the Escrowed Shares, which are subject to release if certain targets are attained, as further described under “Shares Eligible For Future Sale—Escrowed Shares” in the Proxy/Registration Statement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of June 30, 2021

							As of June 30, 2021
(in € thousands)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Share Repurchase		Transaction Accounting Adjustments		Pro Forma Combined
Balance Sheet
Current Assets
Cash and cash equivalents	€285,937	€1	€285,938	€304	€—		€337,497	A	€421,082
	—	—	—	—	—		210,579	H	—
	—	—	—	—	—		(51,757)	I	—
	—	—	—	—	—		191,807	C	—
	—	—	—	—	—		(11,855)	D	—
	—	—	—	—	—		(273)	M	—
	—	—	—	—	—		(196,641)	B	—
	—	—	—	—	—		110,483	N	—
	—	—	—	—	(455,000)	O	—		—
Trade receivables	145,434	857	146,291	—	—		—		146,291
Tax receivables	8,409	—	8,409	—	—		—		8,409
Prepaid expenses	—	—	—	—	—		—		—
Short term financial receivable from subsidiaries	—	—	—	—	—		—		—
Derivatives financial instruments	1,713	—	1,713	—	—		—		1,713
Inventories	335,141	—	335,141	—	—		—		335,141
Other current financial assets	373,330	1	373,331	—	—		—		373,331
Other current assets	74,674	(4,139)	70,535	850	—		(850)	K	70,535

Total current assets	1,224,638	(3,280)	1,221,358	1,154	(455,000)		588,990		1,356,502

Non-current assets
Investments held in Trust Accounts	—	—	—	337,497	—	(337,497)	A	—
Property plant and equipment	112,789	(1)	112,788	—	—	—		112,788
Investment property	—	—	—	—	—	—		—
Intangibles asset with a finite useful life	400,303	—	400,303	—	—	—		400,303
Right of use	317,579	41,791	359,370	—	—	—		359,370
Goodwill	—	—	—	—	—	—		—
Investments at equity method	20,084	(1)	20,083	—	—	—		20,083
Deferred tax assets	79,111	1,917	81,028	—	—	—		81,028
Assets held for sale	271,573	(271,573)	—	—	—	—		—
Other financial assets	42,427	(1)	42,426	—	—	—		42,426

TOTAL ASSETS	€2,468,504	€(231,148)	€2,237,356	€338,651	€(455,000)	€251,493		€2,372,500

Liabilities and Shareholders’ Equity
Current liabilities
Current financial borrowings	€182,242	€16,527	€198,769	€—	€—	€—		€198,769
Lease liabilities	62,672	3,788	66,460	—	—	—		66,460
Current provision for risks and charges	8,707	—	8,707	—	—	—		8,707
Derivative financial instruments	9,372	—	9,372	—	—	—		9,372
Trade liabilities including customer advances	190,795	2,132	192,927	—	—	—		192,927
Tax liabilities	25,631	—	25,631	—	—	—		25,631
Other current financial liabilities	11,276	—	11,276	—	—	—		11,276
Other current liabilities	100,200	5,796	105,996	451	—	—		106,447
Note payable - due to related party	—	—	—	1,052	—	—		1,052

Total current liabilities	590,895	28,243	619,138	1,503	—	—		620,641

Non-current financial borrowings	533,282	—	533,282	—		—		533,282
Other non-current financial liabilities	168,215	—	168,215	—	—	—		168,215
Lease liabilities	315,705	40,597	356,302	—	—	—		356,302
Non current provision for risks and charges	38,795	—	38,795	—	—	—		38,795
Employee termination indemnities	24,315	—	24,315	—	—	—		24,315
Deferred tax liabilities	49,157	(594)	48,563	—	—	—		48,563
Deferred underwriting commissions	—	—	—	11,855	—	(11,855)	D	—
Liabilities held for sale	44,460	(44,460)	—	—	—	—		—
Warrant liability	—	—	—	17,604	—	—		17,604
Other liabilities	—	—	—	338,691	—	(338,691)	B	—

TOTAL LIABILITIES	€1,764,824	€23,786	€1,788,610	€369,653	€—	€(350,546)		€1,807,717

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 40,250,000 shares subject to possible redemption	€—	€—	€—	€—	€—		€—		€—
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—	—	—		—		—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 40,250,000 shares subject to possible redemption)	—	—	—	—	—		1	B	—
	—	—	—	—	—		2	C	—
	—	—	—	—	—		(3)	F	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	—	—	—	1	—		(1)	F	—
Share capital (Historical)	4,300	—	4,300	—	—		(4,300)	G	—
Share capital (Company)	—	—	—	—	—		989	F	5,938
	—	—	—	—	—		4,300	G	—
	—	—	—	—	—		500	H	—
	—	—	—	—	—		250	N	—
	—	—	—	—	—		(101)	J	—
Other reserves	(270,384)	—	(270,384)	—	(455,000)	O	74,890	L	(650,494)
Profit/(loss) for the year	—	—	—	—	—		—		—
Additional paid-in capital	—	—	—	—	—		142,049	B	639,226
	—	—	—	—	—		210,079	H	—
	—	—	—	—	—		(17,037)	I	—
	—	—	—	—	—		191,805	C	—
	—	—	—	—	—		(31,003)	E	—
	—	—	—	—	—		(985)	F	—
	—	—	—	—	—		34,085	J
	—	—	—	—	—		110,233	N
Retained earnings	925,475	(251,407)	674,068	(31,003)	—		—		529,351
	—	—	—	—	—		(74,890)	L	—
	—	—	—	—	—		(34,720)	I	—
	—	—	—	—	—		31,003	E	—
	—	—	—	—	—		(33,984)	J	—
	—	—	—	—	—		(850)	K	—
	—	—	—	—	—		(273)	M

TOTAL SHAREHOLDER’S EQUITY	€659,391	€(251,407)	€407,984	€(31,002)	€(455,000)		€602,039		€524,021
Total equity attributable to non-controlling interest	44,289	(3,527)	40,762	—	—		—		40,762

TOTAL EQUITY	€703,680	€(254,934)	€448,746	€(31,002)	€(455,000)		€602,039		€564,783

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	€2,468,504	€(231,148)	€2,237,356	€338,651	€(455,000)		€251,493		€2,372,500

PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS
For the Six Months Ended June 30, 2021

					As of June 30, 2021
(in € thousands)	Zegna Historical IFRS	Zegna Disposal (AA)	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	€603,340	€305	€603,645	€—	€—		€603,645
Other income	5,367	(2,432)	2,935	—	—		2,935
Costs of raw materials and consumables	(161,298)	59	(161,239)	—	—		(161,239)
Costs for services	(138,019)	181	(137,838)	(772)	—	AA	(138,610)
Personnel costs	(160,201)	577	(159,624)	—	(1,105)	CC	(160,729)
Depreciation, amortization and impairment of assets	(78,605)	(2,807)	(81,412)	—	—		(81,412)
Write downs and other provisions	(3,174)	1	(3,173)	—	—	EE	(3,173)
Other operating costs	(15,664)	777	(14,887)	—	—	BB	(14,887)
	—	—	—	—	—	DD	—

Profit/(loss) from operations	51,747	(3,340)	48,406	(772)	(1,105)		46,529
Other income/expenses:
Financial income	32,531	159	32,690	—	—		32,690
Financial expenses	(16,685)	(228)	(16,913)	—	—		(16,913)
Exchange gains/(losses)	(2,728)	(72)	(2,800)	—	—		(2,800)
Income/(loss) from joint ventures and investments	(346)	(1)	(347)	—	—		(347)
Impairment of equity investments	—	—	—	—	—		—
Offering costs associated with warrant liabilities	—	—	—	—	—		—
Dividend income on investment held in Trust Account	—	—	—	10	(10)	FF	—
Change in fair value of warrant liabilities	—	—	—	7,010	—		7,010

Income before taxes	64,519	(3,482)	61,036	6,248	(1,115)		66,170
Income taxes	(32,284)	1,063	(31,221)	—	—		(31,221)

Net income	€32,235	€(2,419)	€29,815	€6,248	€(1,115)		€34,949

	—	—	—	—	—		—
Weighted average shares outstanding of Class A ordinary shares	—	—	—	40,250,000	—		—
Basic and diluted net income per Class A ordinary share	—	—	—	€0.12	—		—
Weighted average shares outstanding of Class B ordinary shares	—	—	—	10,062,500	—		—
Basic and diluted net loss per Class B ordinary share	—	—	—	€0.12	—		—
Profit/(loss) attributable to parent company	€28,157	€(2,374)	€25,783	€—	€—		€30,916
Profit/(loss) attributable to non-controlling interest	€4,077	€(45)	€4,032	€—	€—		€4,032

PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS
For the Year Ended December 31, 2020

					As of December 31, 2020
(in € thousands)	Zegna Historical IFRS	Zegna Disposal (AA)	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	€1,014,733	€(9,805)	€1,004,928	€—	€—		€1,004,928
Other income	5,373	7	5,381	—	—		5,381
Costs of raw materials and consumables	(250,569)	4,766	(245,803)	—	—		(245,803)
Costs for services	(286,926)	6,759	(280,168)	(314)	(34,270)	AA	(314,752)
Personnel costs	(282,659)	9,080	(273,579)	—	(6,732)	CC	(280,311)
Depreciation, amortization and impairment of assets	(185,930)	(2,285)	(188,215)	—	—		(188,215)
Write downs and other provisions	(6,178)	558	(5,620)	—	(613)	EE	(6,233)
Other operating costs	(30,399)	1,696	(28,703)	—	(72,579)	BB	(134,194)
	—	—	—	—	—		—
	—	—	—	—	(32,912)	DD	—

Profit/(loss) from operations	(22,553)	10,775	(11,779)	(314)	(147,106)		(159,199)
Other income/expenses:
Financial income	34,352	8,907	43,259	—	—		43,259
Financial expenses	(48,072)	851	(47,221)	(817)	(273)	GG	(48,311)
Exchange gains/(losses)	13,455	20	13,475	—	—		13,475
Income/(loss) from joint ventures and investments	(4,205)	58	(4,147)	—	—		(4,147)
Impairment of equity investments	(4,532)	—	(4,532)	—	—		(4,532)
Offering costs associated with warrant liabilities	—	—	—	—	—		—
Change in fair value of warrant liabilities	—	—	—	(2,963)	—		(2,963)

Income before taxes	(31,555)	20,612	(10,945)	(4,094)	(147,379)		(162,418)
Income taxes	(14,983)	(1,431)	(16,414)	—	—		(16,414)

Net income	€(46,538)	€19,181	€(27,358)	€(4,094)	€(147,379)		€(178,832)

	—	—	—	—	—		—
Weighted average shares outstanding of Class A ordinary shares	—	—	—	39,697,368	—		—
Basic and diluted net income per Class A ordinary share	—	—	—	€(0.08)	—		—
Weighted average shares outstanding of Class B ordinary shares	—	—	—	9,148,438	—		—
Basic and diluted net loss per Class B ordinary share	—	—	—	€(0.08)	—		—
Profit/(loss) attributable to parent company	€(50,577)	€19,236	€(31,341)	€—	€—		€(182,815)
Profit/(loss) attributable to non-controlling interest	€4,038	€(55)	€3,983	€—	€—		€3,983

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 assumes that the Business Combination (including the PIPE Financing and the Offset PIPE Financing) occurred on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 presents pro forma effect to the Business Combination (including the PIPE Financing and the Offset PIPE Financing), as if it had been completed on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the Business Combination (including the PIPE Financing and the Offset PIPE Financing), as if it had been completed on January 1, 2020. These periods are presented on the basis that the Company is the accounting acquirer.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s unaudited condensed consolidated statement of financial position as of June 30, 2021 and the notes thereto, included in the Proxy Statement/Prospectus and incorporated herein by reference; and

•	IIAC’s unaudited statement of financial position as of June 30, 2021 and the notes thereto, as filed on Form 10-Q/A on November 23, 2021.

The unaudited pro forma condensed combined statement of operations for the period ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•

Zegna’s unaudited condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and the notes thereto, included elsewhere in the Proxy Statement/Prospectus and incorporated herein by reference; and

•	IIAC’s unaudited statement of profit and loss for the six months ended June 30, 2021 and the notes thereto, as filed on Form 10-Q/A on November 23, 2021

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s consolidated statement of profit and loss for the year ended December 31, 2020 and the notes thereto, included in the Proxy Statement/Prospectus and incorporated herein by reference; and

•	IIAC’s statement of profit and loss for the year ended December 31, 2020 and the notes thereto, included elsewhere in the Proxy Statement/Prospectus.

The historical financial statements of Zegna have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the Euro (€). The historical financial statements of IIAC have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars ($). The financial statements of IIAC have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates (see Note 3—IFRS Policy and Presentation Alignment):

•	At the period end exchange rate as of June 30, 2021 of $1.00 to €0.8415 for the statement of financial position;

•	the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8297 for the statement of profit and loss for the six months ended June 30, 2021; and

•	the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410 for the statement of profit and loss for the year ended December 31, 2020.

IIAC entered into the IIAC Deal-Contingent Forward with a bank counterparty. The IIAC Deal-Contingent Forward is a purchase of €305 million with US Dollars at rates specified in the contract. Within the pro forma, the applicable rate under the IIAC Deal-Contingent Forward was used to convert US Dollars to Euros up to the limit of the contract, with any US Dollars to be converted above the limit of the contract converted at the balance sheet rate. The IIAC Deal-Contingent Forward rate of $1.19309 per €1.00 applied in the unaudited pro forma financial statements results in a payment of $363.9 million for €305 million.

The IIAC Deal-Contingent Forward meets the definition of a derivative, as it has an underlying and notional amount, no net investment, and can be net settled. Upon entering into the contract, the IIAC Deal-Contingent Forward will be recognized on the balance sheet at fair value with changes in fair value recognized through profit and loss. The IIAC Deal-Contingent Forward was entered into after June 30, 2021 and thus, was not reflected in the IIAC historical financial statements as of that date. In addition, the IIAC Deal-Contingent Forward has no impact on the pro forma statement of financial position as for purposes of the pro forma balance sheet the transaction is assumed to have taken place on the balance sheet date of June 30, 2021. Accordingly, the IIAC Deal-Contingent Forward is assumed to have been settled and derecognized. Accordingly, no pro forma adjustments have been made for the accounting of the IIAC Deal-Contingent Forward for the pro forma balance sheet.

In addition, in anticipation of the transactions contemplated by the Business Combination Agreement, on November 3, 2021, Zegna acquired a deal-contingent option (the “Deal-Contingent Option”) from a bank counterparty pursuant to which Zegna had the right, but not the obligation, to exchange $130 million for Euros at an exchange rate of $1.19 per Euro, contingent on the Closing of the Business Combination. Such exchange rate has been adjusted to account for the option premium. The Deal-Contingent Option was set to expire on January 14, 2022. The Deal-Contingent Option is intended to effectively hedge currency risk for the distribution of Euros by locking in the exchange rate of $1.1930 per Euro. Zegna paid a deal-contingent premium to acquire the option because the Closing occurred; however, because the Deal-Contingent Option was out of the money on the Closing Date, the option was not exercised.

Similar to the IIAC Deal-Contingent Forward entered into by IIAC, the Deal-Contingent Option meets the definition of a derivative, as it has an underlying and notional amount, no net investment, and can be net settled. Upon entering into the agreement to expiry, the Deal-Contingent Option will be recognized on the balance sheet at fair value with changes in fair value recognized through profit and loss. The Deal-Contingent Option was not entered into as of June 30, 2021 and was appropriately excluded from the Zegna historical financial statements as of that date. In addition, the Deal-Contingent Option has no impact on the pro forma balance sheet as the Deal-Contingent Option is assumed to have taken place on the balance sheet date of June 30, 2021 and accordingly the Deal-Contingent Option is assumed to have expired and been derecognized. Accordingly, no pro forma adjustments have been made for the accounting of the Deal-Contingent Option for the pro forma statement of financial position except for the payment of the premium.

Zegna entered into a deal-contingent foreign exchange forward transaction (“Zegna Deal-Contingent Forward”) with a bank counterparty. The IIAC Deal-Contingent Forward is a sale of $130 million for Euros at a rate specified in the contract. Within the pro forma, the applicable rate under the Zegna Deal-Contingent Forward was used to convert US Dollars to Euros up to the limit of the contract, with any US Dollars to be converted above the limit of the contract converted at the balance sheet rate. The Zegna Deal-Contingent Forward rate of $1.1314 per €1.00 applied in the unaudited pro forma financial statements results in a sale of $130 million for €115 million.

The Zegna Deal-Contingent Forward meets the definition of a derivative, as it has an underlying and notional amount, no net investment, and can be net settled. Upon entering into the contract, the Zegna Deal-Contingent Forward will be recognized on the balance sheet at fair value with changes in fair value recognized through profit and loss. The Zegna Deal-Contingent Forward was entered into after June 30, 2021 and thus, was not reflected in the Zegna historical financial statements as of that date. In addition, the Zegna Deal-Contingent Forward has no impact on the pro forma statement of financial position as for purposes of the pro forma balance sheet the transaction is assumed to have taken place on the balance sheet date of June 30, 2021. Accordingly, the Zegna Deal-Contingent Forward is assumed to have been settled and derecognized. Accordingly, no pro forma adjustments have been made for the accounting of the Zegna Deal-Contingent Forward for the pro forma balance sheet.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Zegna after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible that the difference may be material. Zegna believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Zegna and IIAC.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Zegna believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented. Although Zegna incurred material income tax expenses on a consolidated basis during the 2020 financial year, such income tax expenses arose outside of Italy in profit-making subsidiaries of Zegna that generated taxable income. However, the Company incurred losses and generated taxable losses during the historical period in Italy. Given the nature of the transaction accounting adjustments, it is expected that the pro forma transaction accounting items would primarily arise in Italy or the United Kingdom and would result in an increase in taxable loss (or otherwise be tax neutral, generating neither a tax gain or income nor a tax loss). Given the losses incurred in Italy, the Company has not recognized a resulting income tax benefit in relation to the additional tax losses arising from the pro forma adjustments.

“Advisory and related services” provided to Zegna, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of Italian VAT, which is directly charged by Italian-based service providers to Zegna or generally subject to reverse charge by Zegna where the service provider is located outside of Italy. Italian VAT has been included for services other than exempt services (standard rate is 22%), and the relevant Zegna entity is assumed to be eligible for VAT recovery with respect to all or a portion of such amounts following the Business Combination.

“Advisory and related services” provided to IIAC, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of UK VAT, which is directly charged by UK-based service providers to IIAC. In contrast with the position for Zegna set out above, IIAC would not ordinarily be required to reverse charge UK VAT where the service provider is located outside of the UK, on the basis that IIAC is not carrying on business for UK VAT purposes. UK VAT has been included for services other than exempt services provided by UK-based service providers only and (again in contrast to the position for Zegna) is not expected to be eligible for UK VAT recovery following the Business Combination.

2. Disposal of Certain Zegna Businesses

The historical financial information of Zegna has been adjusted to give effect to the Disposition, including the Demerger. The Disposition and Demerger consist of the disposal, completed on November 1, 2021, of certain Zegna businesses through a statutory demerger under Italian law to a new company owned by Zegna’s then existing shareholders (being Monterubello and Ermenegildo Zegna di Monte Rubello) of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations and the Agnona Sale. This disposal also includes the impact of other contracts with E.Z. Real Estate S.r.l. and its subsidiaries in the future on Zegna’s expenses, as further described below.

Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. were, and continue to be, leased to Zegna, and accordingly, this transaction adjustment reflects the impact of such contracts in the future on Zegna’s expenses. Previously, such leases were between consolidated entities. Accordingly, the disposal adjustment to the historical financial information of Zegna includes the following:

•	the increase of right of use assets by €41.8 million as of June 30, 2021;

•	the increase of non-current lease liabilities by €40.6 million as of June 30, 2021;

•	the increase of current lease liabilities by €3.8 million as of June 30, 2021;

•	additional expense related to short term leases of €0.2 million for the six months ended June 30, 2021;

•	additional amortization of right of use assets of €4.0 million for the six months ended June 30, 2021; and

•	additional interest and financial charges for lease liabilities of €0.3 million for the six months ended June 30, 2021.

Additionally, the disposal adjustment includes a contractual amount of €1.5 million per year for incremental licensing expenses and other services.

3. IFRS Policy and Presentation Alignment

The historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert IIAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Class A Shares subject to redemption to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align IIAC’s historical financial information in accordance with the presentation of Zegna’s historical financial information.

IIAC’s historical financial statements have been adjusted to affect IFRS policy, presentation alignment and currency conversion as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2021

(in thousands)	IIAC Historical U.S. GAAP USD	Currency Adjustment	IIAC Historical U.S. GAAP EUR	IFRS Conversion Adjustments	Reclassification	After Adjustment
Assets
Current Assets
Cash and cash equivalents	$361	(57)	€304	€—	€—	€304
Prepaid expenses	1,010	(160)	850	—	(850)	—
Other current assets	—	—	—	—	850	850

Total Current Assets	1,371	(217)	1,154	—	—	1,154

Investments held in Trust Accounts	402,512	(65,015)	337,497	—	—	337,497

Total Assets	$403,883	(65,232)	€338,651	€—	€—	€338,651

Liabilities and Shareholders’ Equity
Current liabilities
Other current liabilities	$58	(9)	€49	€—	€402	€451
Accrued expenses	404	(64)	340	—	(340)	—
Note payable—due to related party	1,250	(198)	1,052	—	—	1,052
Due to related party	74	(12)	62	—	(62)	—

Total current liabilities	1,786	(283)	1,503	—	—	1,503

Deferred underwriting commissions	14,088	(2,233)	11,855	—	—	11,855
Warrant liability	20,921	(3,317)	17,604	—	—	17,604
Other liabilities	—	—	—	338,691	—	338,691

Total Liabilities	36,795	(5,833)	30,962	338,691	—	369,653

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 40,250,000 shares subject to possible redemption	402,500	(63,809)	338,691	(338,691)	—	—
Shareholders’ Equity

Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—	—	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 0 shares issued and outstanding	—	—	—	—	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	1	—	1	—	—	1
Additional paid-in capital	—	—	—	—	—	—
Accumulated deficit	(35,413)	4,410	(31,003)	—	—	(31,003)

Total shareholders’ equity	(35,412)	4,410	(31,002)	—	—	(31,002)

Total equity attributable to non-controlling interest	—	—	—	—	—	—
Total equity	(35,412)	4,410	(31,002)	—	—	(31,002)

Total Liabilities and Shareholders’ Equity	$403,883	(65,232)	€338,651	€—	€—	€338,651

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit and Loss for the Six Months Ended June 30, 2021

(in thousands, except share and per share data)	IIAC Historical US GAAP USD	Currency Adjustment	IIAC Historical IFRS EUR	Reclassification	After Adjustment
Revenues	$—	—	€—	—	€—
Other Income	—	—	—	—	—
Purchased, outsourced, and other costs	—	—	—	(772)	(772)
General and administrative expenses	(930)	158	(772)	772	—

Profit/(loss) from operations	(930)	158	(772)	—	(772)
Other income/expenses:	—	—	—	—	—
Financial income	—	—	—	—	—
Financial expenses	—	—	—	—	—
Offering costs associated with warrant liabilities	—	—	—	—	—
Dividend income on investment held in Trust Account	12	(2)	10	—	10
Change in fair value of warrant liabilities	8,449	(1,439)	7,010	—	7,010

Income before taxes	7,531	(1,283)	6,248	—	6,248
Income taxes	—	—	—		—

Net income	$7,531	(1,283)	€6,248	€—	€6,248

Weighted average shares outstanding of Class A ordinary shares	40,250,000				40,250,000
Basic and diluted net income per ordinary share	$0.15				€0.12
Weighted average shares outstanding of Class B ordinary shares	10,062,500				10,062,500
Basic and diluted net loss per ordinary share	$0.15				€0.12

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit and Loss for the Year Ended December 31, 2020

(in thousands, except share and per share data)	IIAC Historical US GAAP USD	Currency Adjustment	IIAC Historical IFRS EUR	Reclassification	After Adjustment
Revenues	$—	—	€—	—	€—
Other Income	—	—	—	—	—
Purchased, outsourced, and other costs	—	—	—	(314)	(314)
General and administrative expenses	(374)	60	(314)	314	—

Profit/(loss) from operations	(374)	60	(314)	—	(314)
Other income/expenses:	—	—	—	—	—
Financial income	—	—	—	—	—
Financial expenses	—	—	—	(817)	(817)
Offering costs associated with warrant liabilities	(972)	155	(817)	817	—
Change in fair value of warrant liabilities	(3,523)	560	(2,963)	—	(2,963)

Income before taxes	(4,869)	775	(4,094)	—	(4,094)
Income taxes	—	—	—		—

Net income	$(4,869)	775	€(4,094)	€—	€(4,094)

Weighted average shares outstanding of Class A ordinary shares	39,697,368				39,697,368
Basic and diluted net income per ordinary share	$(0.10)				€(0.08)
Weighted average shares outstanding of Class B ordinary shares	9,148,438				9,148,438
Basic and diluted net loss per ordinary share	$(0.10)				€(0.08)

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(A)

Reflects the reclassification of €337.5 million ($401.1 million) of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination. The amount in the Trust Account was converted from USD to EUR at the IIAC Deal-Contingent Forward rate of €1.00 to $1.19309 up to the €305 million stated in the contract. The remainder was converted from USD to EUR at a rate of $1.00 to €0.8415 (€1.00 to $1.1884).

(B)

Reflects the reclassification of €338.7 million ($402.5 million) Class A Shares subject to redemption, with a nominal value of $0.0001, from liabilities to equity. Immediately prior to the Reorganization, holders of Class A Shares had the ability to redeem their shares for cash and, as a result, these shares were not reclassified but were rather derecognized. Reflects actual shareholder redemption of 23,368,841 Class A Shares with a nominal value of $0.0001, for aggregate redemption payments of €196.6 million ($233.7 million) at a redemption price of approximately €8.42 per share ($10.00 per share).

(C)

Reflects the actual proceeds of €191.8 million ($227.9 million at $1.00 per €0.8415) received from the issuance and sale of 22,500,000 Class A Shares at €8.52 per share (equal to $10.13 per share at $1.00 per €0.8415, the applicable exchange rate used in this unaudited pro forma condensed combined financial information), with a nominal value of $0.0001, pursuant to the terms of the Forward Purchase Agreement. The amendment of the Forward Purchase Agreement, which changed the settlement currency from US Dollars to Euros, resulted in the reclassification of the instrument from equity to liability at its fair value for periods after the amendment; however, the timing of the amendment results in no pro forma adjustment because the liability was settled on the Closing Date.

(D)

Reflects the settlement of €11.9 million ($14.1 million) in deferred underwriting commissions as a reduction of Cash and cash equivalents with a corresponding decrease to Deferred underwriting fee payable.

(E)	Reflects the elimination of IIAC historical retained earnings of €31.0 million ($36.8 million).

(F)	Reflects the one for one exchange of 39,381,159 Class A Shares and 10,062,500 Class B Shares for 49,443,659 Ordinary Shares, with a nominal value of €0.02.

(G)

Reflects the share split of 4,300,000 Ordinary Shares, of which 100,000 were in treasury, into 215,000,000 Ordinary Shares, of which 5,000,000 are in treasury (subsequently assigned to shareholders of IIAC in connection with the Merger).

(H)

Reflects the proceeds of €210.6 million ($250.3 million) received from the issuance and sale of 25,000,000 Ordinary Shares at €8.42 per share ($10.01 per share), with a nominal value of €0.02, in the PIPE Financing pursuant to the terms of the PIPE Subscription Agreements.

(I)

Reflects the payment of transaction costs incurred by Zegna of approximately €51.7 million ($61.5 million) excluding underwriting fees reflected in note (D) above, as shown in the table below. Direct, incremental costs related to the Business Combination are presented as a reduction to Retained Earnings according to the proportion of shares to be held by legacy Zegna Shareholders, and the remainder is capitalized in share premium as an adjustment to additional paid in capital. Out of total transactions costs of €63.6 million ($75.6 million), €17.0 million ($20.3 million) are reflected in equity. Other expenses of approximately €2.4 million ($2.9 million) are not capitalized and are reflected as an adjustment to accumulated deficit in the unaudited pro forma condensed combined statement of financial position.

	€ million	$ million
Fundraising fees	€4.1	$4.9
Professional fees	18.5	21.9
Legal and professional expenses	23.8	28.3
Other fees	5.3	6.4
Underwriting fees	11.9	14.1

Total Transaction Costs	€63.6	$75.6

(J)

Reflects the recognition of €34.1 million ($40.5 million) in additional paid-in capital as a result of the issuance of 5,031,250 Ordinary Shares to the holders of Class B Shares to be held in escrow as Escrowed Shares. The release of shares from the escrow will be subject to attainment of certain targets within a seven-year period, as further described under “Shares Eligible For Future Sale—Escrowed Shares”. Because the business combination is within the scope of IFRS 2, and will ultimately be settled through the release of the Company’s own equity instrument, the receipt of the Escrowed Shares will be treated as an equity-settled transaction and recognized in equity with an offset in accumulated deficit as additional deemed listing costs. A preliminary valuation assessment was performed for the purpose of determining an estimate of the equity instrument using a Monte Carlo simulation using key assumptions for: volatility; risk-free rate; and closing share price:

Closing Share Price	$10.14
Volatility	35.00%
Risk-Free Rate	0.67%

The closing price per share has a direct impact on the fair value of the Escrowed Shares because the Escrowed Shares will vest upon achieving the thresholds within seven years.

(K)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which lapsed on the Closing Date.

(L)

Represents the preliminary estimated expense recognized for the service of listing. As discussed in Accounting for the Business Combination, IIAC does not meet the definition of a “business” pursuant to IFRS 3; therefore, the transaction is accounted for under IFRS 2. The excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination is treated as a share-based payment for listing services, resulting in a €74.9 million ($89.0 million) increase to accumulated loss. A significant portion of this listing expense results from the difference between the fair value of the Zegna shares to be issued in exchange for IIAC Class B shares and the amount contributed by the IIAC Sponsor in respect of such shares. The stock-based compensation is calculated as follows:

	Shares	In thousands
IIAC Class A Shares	16,881,159
Class A FPA Shares (to be issued to purchaser)	22,500,000
IIAC Class B Shares	5,031,250
Total Company Ordinary Shares to be issued to IIAC Shareholders	44,412,409
Fair Value of shares issued in consideration for combination (at an assumed market value of $10.14 per share)		$ €	450,342 378,948
Net assets (liabilities) of IIAC at June 30, 2021		$ €	361,343 302,855
Difference—IFRS 2 charge for listing services		$ €	88,999 74,889

	USD 000	EUR 000
Adjusted Historical IIAC
Total assets	$403,883	338,651
Redemptions	(233,688)	(196,641)
Total current liabilities	(1,786)	(1,503)
Deferred underwriting commissions	(14,088)	(11,855)
Warrant liability	(20,921)	(17,604)
Cash from FPA purchase	227,943	191,807

Net Assets (liabilities) of IIAC at June 30, 2021	$361,343	€302,855

The fair value of shares issued was estimated based on €8.53 per share ($10.14 per share).

(M)	Reflects the premium paid by Zegna to enter into the Deal-Contingent Option.

(N)

Reflects the proceeds of €110.5 million ($131.3 million) received from the issuance and sale of 12,500,000 Ordinary Shares at €10.00 per share ($10.00 per share), with a nominal value of €0.02, in the Offset PIPE Investors.

(O)

The Share Repurchase column of the transaction adjustments reflects the Share Repurchase, whereby at the Closing, promptly following the capital distribution, Zegna repurchased 54,600,000 Ordinary Shares from Monterubello, Zegna’s controlling shareholder, in exchange for the Cash Consideration. This structure, funded by a capital distribution of IIAC’s cash and potentially by part of the proceeds of the PIPE Financing, was intended to achieve the same result that would have been achieved in a cash/stock merger or in a traditional initial public offering through the sale of shares by selling shareholders. The Share Repurchase is not intended to be treated as a distribution of the earnings of Zegna. It is an equity transaction that was intended to reduce the interest of Monterubello in Zegna (the holder of approximately 97.3% of the outstanding Zegna shares immediately prior to the Closing of the Business Combination) and increase the relative equity stake of the new Zegna shareholders following the Closing.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA)

Reflects the transaction costs of €34.3 million ($42.1 million) for the year ended December 31, 2020 paid on the Closing of the Business Combination that are either (a) related to the listing of shares held by legacy Zegna Shareholders or (b) not direct and incremental to the issuance of new equity. These costs are a nonrecurring item.

(BB)

Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination of €72.6 million ($86.3 million). These costs are a nonrecurring item.

(CC)

Reflects the expense recognition for the issuance of 900,000 Ordinary Shares to management subject to vesting conditions, with a nominal value of €0.02 and an assumed fair value of €6.64 ($7.89) per share in one tranche and €5.62 ($6.77) per share in the second tranche, and 600,000 Ordinary Shares to senior management subject to certain vesting conditions as further described under “Board of Directors and Senior Management of Zegna After the Business Combination—Zegna Historical Compensation—IPO Performance Bonus, with a nominal value of €0.02 and an estimated fair value of €6.27 ($7.46) per share in one tranche and €5.26 ($6.34) per share in the second tranche, to certain Zegna executives for services rendered to Zegna.

(DD)

Reflects the deemed listing costs associated with the Sponsor escrow of 5,031,250 shares, accounted for as an equity-settled share-based payment. Refer to adjustment J for more information on the Escrowed Shares.

(EE)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which lapsed upon the Closing Date.

(FF)	Represents an adjustment to eliminate dividend income on investments held in Trust Account in the amount of €0.10 million ($0.12 million) for the six months ended June 30, 2021.

(GG)	Reflects the expense recognized for the premium paid by Zegna to enter into the Deal-Contingent Option.

5. Net Loss per Share

Pro forma basic and diluted net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented and is retroactively adjusted to eliminate the number of shares redeemed for the entire period. The Company has not considered the effect of (a) the warrants to purchase an aggregate of 20,116,667 Class A Ordinary Shares, (b) the 5,031,250 Escrowed Shares, or (c) the grant to management of shares subject to vesting conditions in the calculation of diluted net loss per ordinary share, because their inclusion would be anti-dilutive under the treasury stock method.

The following table summarizes the number of Ordinary Shares outstanding (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding) for the six months ended June 30, 2021 and the year ended December 31, 2020:

For the six months ended June 30, 2021
Pro forma profit attributable to parent company (in thousands)	€30,916
Basic weighted average shares outstanding	237,312,409
Basic earnings per share	€0.13
Diluted weighted average shares outstanding	238,246,959
Diluted earnings per share	€0.13

For the six months ended June 30, 2021
Weighted average shares calculation, basic and diluted
Zegna Shareholders(1)(2)	155,400,000
IIAC Public Shareholders	16,881,159
IIAC Sponsor(3)	27,531,250
PIPE Investors	25,000,000
Management Grants	—
Offset PIPE Investors	12,500,000

Basic weighted average shares outstanding	237,312,409
Zegna dilutive shares	934,550

Diluted weighted average shares outstanding	238,246,959

For the year ended December 31, 2020
Pro forma loss attributable to parent company (in thousands)	€(182,815)
Weighted average shares outstanding, basic and diluted	237,312,409
Loss per share, basic and diluted	€(0.77)
Weighted average shares calculation, basic and diluted
Zegna Shareholders(1)(2)	155,400,000
IIAC Public Shareholders	16,881,159
IIAC Sponsor(3)	27,531,250
PIPE Investors	25,000,000
Offset PIPE Investors	12,500,000

237,312,409

(1)	Excludes shares issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants.
(2)	Includes the 54,600,000 Ordinary Shares repurchased from Monterubello in exchange for the Cash Consideration.
(3)

Includes shares issued to the IIAC Sponsor, to the FPA Purchaser and to the other IIAC Initial Shareholders but excludes (i) shares issued to them in connection with the PIPE Financing and (ii) the Escrowed Shares, which are subject to release if certain targets are attained, as further described under “Shares Eligible For Future Sale—Escrowed Shares.”